KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 12.1 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Thousands Except Ratio Amounts)

Year Ended
December 31,
2006
Earnings:
Pre-tax income from continuing operations before cumulative effect of a change in accounting principle and before adjustment for minority interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$977,966
Add:
Fixed charges Services	383,854
Amortization of capitalized interest	1,258
Distributed income of equity investees	67,865
Less:
Interest capitalized from continuing operations	(20,267)
Minority interest in pre-tax income of subsidiaries with no fixed charges	(503)
Income as adjusted	$1,410,173

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$365,792
Add:
Portion of rents representative of the interest factor Services	18,062
Fixed charges	$383,854

Ratio of earnings to fixed charges	3.67